                    Exhibit 18.1

May 28, 2021

The Board of Directors of
STERIS plc
70 Sir John Rogerson’s Quay
Dublin 2 Ireland

Ladies and Gentlemen:

Note 1 of the Notes to the consolidated financial statements of STERIS plc and subsidiaries included in its Annual Report on Form 10-K for the year ended March 31, 2021 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain inventories. There are no authoritative criteria for determining a ‘preferable’ inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

 /s/ Ernst & Young LLP
Cleveland, Ohio